Pac-West

Supplemental Financial and Operational Data
September 30, 2006

·   Condensed Consolidated Statements of Operations and Balance Sheets
·   Condensed Consolidated Statements of Cash Flows
·   Select Financial Ratios
·   Select Financial and Operational Metrics

The following supplemental financial and operational data is being provided for the convenience of our investors and to assist their understanding of our business and financial results. Certain prior period amounts have been reclassified to conform to current period presentations. The supplemental financial and operational data may contain data that is provided in, or derived from, our historical financial statements. Investors and others are encouraged to review such financial statements and notes thereto included in reports filed by us with the Securities and Exchange Commission to assist their understanding of such data. You should be advised, however, that we assume no obligation to update any such supplemental financial and operational data.

If we use any non-GAAP financial measure (as defined by the SEC in Regulation G) in any earnings conference call, or in any other company presentation, you will find a presentation of the most directly comparable GAAP financial measure, and a reconciliation of the differences between each non-GAAP financial measure used and the most directly comparable GAAP financial measure in this supplemental financial and operational data.

The supplemental and operational data may contain certain forward-looking statements that are subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such data. These risks and uncertainties are described in our Annual Report on Form 10-K for the period ended December 31, 2005, as filed with the SEC on March 29, 2006, which may be revised or supplemented in subsequent reports filed by us with the SEC. Such risk factors include, but are not limited to: our level of indebtedness; our inability to comply with the covenants contained in, or the possibility of triggering a default under, our borrowing arrangements, our inability to execute our business plans and objectives, regulatory and legal uncertainty with respect to intercarrier compensation payments received by us; declines in liquidity and/or increases in volatility in the markets for securities; the migration to broadband Internet access affecting dial-up Internet access; the loss of key executive officers that could negatively impact our business prospects; an increase in our network expenses; our principal competitors for local services and potential additional competitors, which may have advantages that may adversely affect our ability to compete with them.

Pac-West Telecomm, Inc.
Condensed Consolidated Statements of Operations
(In thousands except per share amounts)

	Three Months Ended Sept. 30, (unaudited)		Nine Months Ended Sept. 30, (unaudited)	
	2006	**2005**	**2006**	**2005**
Revenues	$ 26,171	$ 22,383	$ 72,827	$ 72,383
Costs and expenses:				
Network expenses (exclusive of depreciation shown separately below)	9,906	9,628	29,711	29,901
Selling, general and administrative	11,465	13,006	39,987	40,127
Reimbursed transition expenses	(1,501)	(4,470)	(7,171)	(7,318)
Depreciation and amortization	2,980	3,365	8,925	10,349
Restructuring charges, net of reversals	(11)	24	254	630
Total operating expenses	22,839	21,553	71,706	73,689
Income (loss) from operations	3,332	830	1,121	(1,306)
Interest expense, net	1,424	1,091	4,328	5,198
Other (income), net	(298)	(51)	(314)	(21,840)
Income (loss) before income taxes	2,206	(210)	(2,893)	15,336
Income tax (benefit) expense	(118)	(84)	(118)	438
Net income (loss)	$ 2,324	$ (126)	$ (2,775)	$ 14,898
Basic weighted average number of shares outstanding	37,268	37,132	37,230	36,958
Diluted weighted average number of shares outstanding	37,293	37,132	37,230	38,718
Basic net income (loss) per share	$ 0.06	($0.00)	($0.07)	$ 0.40
Diluted net income (loss) per share	$ 0.06	($0.00)	($0.07)	$ 0.38

Condensed Consolidated Balance Sheets
(In thousands)

	Sept. 30, 2006 (unaudited)	Dec. 31, 2005
Cash and cash equivalents	$ 21,738	$ 26,681
Trade accounts receivable, net	13,770	7,806
Prepaid expenses and other current assets	3,289	4,299
Total current assets	38,797	38,786
Property and equipment, net	43,068	39,458
Other assets, net	787	1,079
Total assets	$ 82,652	$ 79,323
Accounts payable and accrued liabilities	$ 15,576	$ 12,931
Other current liabilities	8,314	9,563
Total current liabilities	23,890	22,494
Long-term debt	47,512	43,350
Other liabilities, net	293	242
Total liabilities	71,695	66,086
Stockholders' equity	10,957	13,237
Total liabilities and stockholders' equity	$ 82,652	$ 79,323

Pac-West Telecomm, Inc.
Condensed Consolidated Statements of Cash Flows
(In thousands)

	Nine Months Ended (unaudited)	
	Sept. 30, 2006	Sept. 30, 2005
OPERATING ACTIVITIES:		
Net (loss) income	$ (2,775)	$ 14,898
Adjustments to reconcile net (loss) income to net cash provided by operating activities:		
Depreciation and amortization	8,925	10,349
Amortization of deferred financing costs	171	255
Stock-based compensation	396	144
Net loss on disposal of assets	18	187
Loss on extinguishment of debt	-	2,138
Gain on sale of enterprise customer base	-	(24,132)
Amortization of discount on notes payable	-	1,262
Other	(33)	-
(Increase) decrease in accounts receivable	(5,964)	1,136
Decrease (increase) in receivable from transition agreement	900	(2,181)
Decrease in prepaid expenses and other assets	405	2,814
Decrease in accounts payable and accrued liabilities	(459)	(780)
Decrease in income tax payable	-	(6)
Decrease in accrued interest	(1,058)	(1,116)
Net cash provided by operating activities	526	4,968
INVESTING ACTIVITIES:		
Purchase of property and equipment	(9,091)	(6,434)
Redemptions of short-term investments, net	68	3,547
Proceeds from disposal of property and equipment	-	99
Proceeds from sale of enterprise customer base	-	26,953
Returned deposits associated with the enterprise customer base sale	-	(3,536)
Other	33	200
Net cash (used in) provided by investing activities	(8,990)	20,829
FINANCING ACTIVITIES:		
Repayments of notes payable	(4,081)	(42,766)
Proceeds from borrowing under notes payable	7,972	1,949
Proceeds from issuance of common stock	31	225
Principal payments on capital leases	(401)	(518)
Net cash provided by (used) in financing activities	3,521	(41,110)
Net decrease in cash and cash equivalents	(4,943)	(15,313)
Cash and cash equivalents at beginning of period	26,681	32,265
Cash and cash equivalents at end of period	$ 21,738	$ 16,952
Supplemental Disclosure of Cash Flow Information:		
Non-cash Operating and Investing Activities		
Acquisitions of property and equipment purchased with accounts payable	$ 2,964	$ -
Non-cash Operating and Financing Activities		
Prepaid maintenance agreement financed by notes payable	$ 335	$ -
Non-cash Investing and Financing Activities:		
Equipment acquired with capital lease obligations	$ 297	$ -
Equipment acquired with notes payable obligations	$ 39	$ -

Pac-West Telecomm, Inc.
Select Financial Ratios
Unaudited (1)
($ in millions)

	2005				2006		
	Q1	**Q2**	**Q3**	**Q4**	**Q1**	**Q2**	**Q3**
Net Leverage Ratio							
Cash and short term investments	$21.9	$25.5	$24.0	$26.7	$23.8	$20.5	$21.7
Current Portion of Notes Payable & Capital Leases Payable	$2.8	$3.4	$3.5	$5.4	$8.6	$15.7	$5.4
Senior Notes Payable	36.1	36.1	36.1	36.1	36.1	36.1	36.1
Long-Term Portion of Notes Payable	3.0	3.8	3.0	7.3	11.4	3.4	11.4
Long-Term Capital Leases Payable	0.6	0.4	0.3	0.2	0.3	0.2	0.2
Total Debt	$42.5	$43.7	$42.9	$49.0	$56.4	$55.4	$53.1
Net Debt	**$20.6**	**$18.2**	**$18.9**	**$22.3**	**$32.6**	**$34.9**	**$31.4**
EBITDA							
Net (loss) income	$17.3	($2.3)	($0.1)	($6.3)	($4.3)	($0.8)	$2.3
Interest expense, net	2.8	1.3	1.1	1.2	1.4	1.5	1.4
Income tax expense (benefit)	0.5	-	(0.1)	(0.2)	-	-	(0.1)
Depreciation and amortization	3.8	3.2	3.4	3.1	2.8	3.1	3.0
EBITDA (2)	$24.4	$2.2	$4.3	($2.2)	($0.1)	$3.8	$6.6
EBITDA Annualized	$97.6	$8.8	$17.2	($8.8)	($0.4)	$15.2	$26.4
Net Debt / EBITDA Annualized	**0.2**	**2.1**	**1.1**	**(2.5)**	**(81.5)**	**2.3**	**1.2**
Times Interest Earned Ratio							
EBITDA	$24.4	$2.2	$4.3	($2.2)	($0.1)	$3.8	$6.6
Interest expense	3.0	1.4	1.3	1.4	1.6	1.7	1.7
Interest income	(0.2)	(0.1)	(0.2)	(0.2)	(0.2)	(0.2)	(0.3)
Net Interest Expense (3)	$2.8	$1.3	$1.1	$1.2	$1.4	$1.5	$1.4
EBITDA / Net Interest Expense	**8.6**	**1.7**	**3.9**	**(1.8)**	**(0.1)**	**2.5**	**4.7**
Debt-to-Equity Ratio							
Total liabilities	$57.2	$60.6	$58.0	$66.1	$74.8	$77.1	$71.7
Shareholders' equity	21.5	19.5	19.4	13.2	9.2	8.5	11.0
Total Liabilities / Shareholders' Equity	**2.7**	**3.1**	**3.0**	**5.0**	**8.1**	**9.1**	**6.5**
Operating Cash Flow (OCF) to Total Debt							
Operating cash flows	($1.3)	$3.8	$2.5	$2.4	($4.2)	($0.3)	$5.0
Operating cash flow - trailing 12 months (ttm)	$14.9	$16.3	$15.5	$7.4	$4.5	$0.4	$2.9
Total debt	$42.5	$43.7	$42.9	$49.0	$56.4	$55.4	$53.1
Operating Cash Flow (ttm) / Total Debt	**0.4**	**0.4**	**0.4**	**0.2**	**(0.1)**	**(0.1)**	**0.1**

(1) For complete financials, related footnotes and business risks & uncertainties, please refer to the Company's SEC filings.
(2) EBITDA is defined as "earnings before interest expense, net; income taxes; and depreciation and amortization." Although EBITDA is not a measure of financial performance under generally accepted accounting principles, we believe EBITDA is a common measure used by analysts and investors to evaluate our capacity to meet our obligations. We also use EBITDA as an internal measurement tool and accordingly, we believe that the presentation of EBITDA provides useful and relevant information.
(3) Net of Interest Expense, Interest Income and Amortization of Deferred Financing Costs.

Pac-West Telecomm, Inc.
Select Financial & Operational Metrics
Unaudited (1)

	2005				2006		
	Q1	**Q2**	**Q3**	**Q4**	**Q1**	**Q2**	**Q3**
Revenues by Type ($ millions) (2)							
Intercarrier Compensation	$10.0	$10.5	$12.0	$8.9	$9.3	$16.0	$8.9
Mature Products	17.3	10.7	9.3	8.5	8.6	8.1	14.7
Growth Products	0.8	0.7	1.1	1.2	1.7	2.9	2.6
Total Revenues	$28.1	$21.9	$22.4	$18.6	$19.6	$27.0	$26.2
Total Network Expenses ($ millions) (3)	$10.6	$9.7	$9.6	$9.8	$9.0	$10.8	$9.9
Network Expenses as a % of Revenues	38%	44%	43%	53%	46%	40%	38%
Total SG&A Expenses ($ millions)	$14.7	$12.4	$13.0	$14.1	$13.6	$14.9	$11.5
SG&A as a % of Revenues	52%	57%	58%	76%	69%	55%	44%
Total Reimbursed Transition Expenses		($2.8)	($4.5)	($3.3)	($2.9)	($2.8)	($1.5)
RTE as of % of Revenues		(13%)	(20%)	(18%)	(15%)	(10%)	(6%)
Net Income (Loss) ($ millions)	$17.3	($2.3)	($0.1)	($6.3)	($4.3)	($0.8)	$2.3
EBITDA ($ millions)	$24.4	$2.2	$4.3	($2.2)	($0.1)	$3.8	$6.6
Total Employees (4)	250	227	234	245	266	236	236
Average Revenue per Employee ($ thousands)	$112.4	$96.5	$95.7	$75.9	$73.7	$114.4	$111.0
Average SG&A per Employee ($ thousands)	$58.7	$54.8	$55.6	$57.4	$51.1	$63.3	$48.7
Minutes of Use (Billions)							
Intercarrier Compensation	12.10	12.04	12.01	11.90	11.04	8.57	6.38
Mature Products	0.06	0.07	0.07	0.05	0.05	0.02	-
Growth Products	0.06	0.06	0.09	0.09	0.10	0.17	0.23
Total Minutes of Use	12.22	12.17	12.17	12.04	11.19	8.76	6.61
Total Revenue per Total Minutes of Use ($)	$0.002	$0.002	$0.002	$0.002	$0.002	$0.003	$0.004
Total Cash ($ millions) (5)	$21.9	$25.5	$24.0	$26.7	$23.8	$20.5	$21.7
Total Capital Additions ($ millions)	$1.6	$1.6	$3.3	$5.7	$10.6	$0.5	$1.3

(1) For complete financials, related footnotes and business risks & uncertainties, please refer to the Company's SEC filings.
(2) The following products are included in Mature Products: dial access services, collocation and all enterprise products. The following products are included in Growth Products: the Voice Source Suite (PSTN on Ramp, IFEX, and PSTN On Ramp with NDS and Driver's Seat), exchange advantage, and enhanced dial access.
(3) Does not include depreciation expense.
(4) Full-time equivalent employees as of the last business day of the quarter.
(5) Cash, cash equivalents and short-term investments.